LETTERHEAD OF SULLIVAN & CROMWELL LLP

June 26, 2009

Justin T. Dobbie

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Re:	Popular, Inc.
Preliminary Consent Solicitation Statement on Schedule 14A
Filed June 8, 2009
File No. 1-34084

Dear Mr. Dobbie:

Set forth below are our responses to your comments as requested in your comment letter, dated June 25, 2009, addressed to Mr. Jorge A. Junquera, regarding your review of Popular, Inc.’s (“Popular” or the “Company”) Preliminary Consent Solicitation Statement on Schedule 14A, filed June 8, 2009 (the “Preliminary Consent Solicitation Statement”).

We are initially responding only to your comments regarding the Preliminary Consent Solicitation Statement and will respond to your remaining comments on the Company’s Registration Statement on Form S-4 in a separate letter to follow. Before each response, we repeat your comment in bold. The item numbers given to the comments correspond to the numbers indicated in the left-hand margin of the comment letter referenced above. Where applicable, our responses indicate the additions or revisions we will include in the definitive consent solicitation statement (the “Consent Solicitation Statement”).

Capitalized terms used herein but not defined herein shall have the meanings assigned thereto in the Preliminary Consent Solicitation Statement.

Preliminary Consent Solicitation Statement on Schedule 14A filed June 8, 2009

General

24.	Please confirm that the consent solicitation statement will be sent to security holders at least 20 business days prior to the date the consents may be used to effect the actions contemplated by the consent solicitation statement. Refer to Note D.3 to Schedule 14A.

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 26, 2009

Response

The Company has asked us to supplementally advise the Staff that, in accordance with Note D.3 to Schedule 14A, the Consent Solicitation Statement will be sent to securityholders at least 20 business days prior to the date consents may be first used to effect the actions contemplated by the Consent Solicitation Statement. As currently proposed, the Consent Solicitation Statement would be first sent to holders of Series A and Series B preferred stock on Monday, June 29, 2009 and the date that consents may be first used to effect the actions contemplated by the Consent Solicitation Statement is the expiration date of the Exchange Offer, which is proposed to be Tuesday, July 28, 2009, which is 21 business days later.

25.	Please include the full undertaking contemplated by Note D.2 to Schedule 14A.

Response

The Company has asked us to supplementally advise the Staff that, in accordance with Note D.2 to Schedule 14A, the Consent Solicitation Statement will be revised to (i) relocate the “Incorporation by Reference” section to the forepart of the Consent Solicitation Statement on page i and (ii) include the full undertaking contemplated by Note D.2 of Schedule 14A, so that the second paragraph on page i under “Incorporation by Reference” in the Consent Solicitation Statement will read:

Each person to whom this consent solicitation statement is delivered may request a copy of these filings (including filings made subsequent to the date of this consent solicitation statement and prior to the Expiration Date for the Exchange Offer), other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, without charge, by writing to or telephoning us at the following address:

Enrique Martel

Corporate Communications

Popular, Inc.

P.O. Box 362708

San Juan, Puerto Rico 00936-2708.

Telephone requests may also be directed to: (787) 765-9800. We will forward to you a copy of these filings by first class mail or other equally prompt means within one business day of the receipt of such request.

You may also access this information at our website at http://www.popularinc.com. No additional information on our website is deemed to be part of or incorporated by reference in this consent solicitation statement.

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 26, 2009

26.	Please confirm that the approximate date on which the consent solicitation statement is first sent or given to security holders will be included on the first page of the consent solicitation statement. Refer to Item 1.b. of Schedule 14A.

Response

The Company has asked us to supplementally advise the Staff that, in accordance with Item 1.b of Schedule 14A, the Consent Solicitation Statement will be revised so that it states on the first page thereof:

This consent solicitation statement was first sent to holders as of the Record Date of shares of Preferred Stock on June 29, 2009.

27.	Please furnish the information required to be in the consent solicitation statement by Rule 14a-5(e). Refer to Item 1.c. of Schedule 14A.

Response

The Company has asked us to supplementally advise the Staff that, in accordance with Item 1.e of Schedule 14A and Rule 14a-5(e), the Consent Solicitation Statement will be revised so that it will include on page 15 the following language that was included in the Company’s Annual Meeting proxy statement:

PROPOSALS OF COMMON STOCKHOLDERS TO BE PRESENTED AT

THE 2010 ANNUAL MEETING OF STOCKHOLDERS

Under our Amended and Restated By-Laws, no business may be brought before the 2010 annual meeting of stockholders of Popular, Inc. unless it is specified in a notice of meeting or brought by a common stockholder who has delivered written notice (containing certain information specified in the Amended and Restated By-Laws about the shareholder and the proposed action) to the Corporate Secretary at our principal executive offices, 209 Muñoz Rivera Ave., San Juan, Puerto Rico, 00918, not more than 180 days nor less than 90 days in advance of the anniversary date of the preceding year’s annual meeting. In the case of a special meeting or in the event that the date of the 2010 annual meeting is more than 30 days before the anniversary date, notice by a common stockholder must be delivered not earlier than the 15th day following the day on which notice is mailed, or a public announcement is first made by Popular, Inc. of the date of such meeting, whichever occurs first. Stockholders may obtain a copy of our Amended and Restated By-laws by writing to the Corporate Secretary at the address set forth above.

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 26, 2009

The requirements set forth in the preceding paragraph are separate from and in addition to the SEC’s requirements that a stockholder must meet in order to have a shareholder proposal included in our proxy statement. Requests by common stockholders to have a proposal included in our proxy statement should be directed to the attention of our Chief Legal Officer at the address of Popular, Inc. set forth on the cover page of this consent solicitation statement.

28.	Please file a form of consent with your next amendment marked to indicate that it is a preliminary copy. Alternatively, you should more clearly specify in the consent solicitation statement that the form of consent is included as a detachable portion to the letter of transmittal. Please revise or advise. Refer to Exchange Act Rules 14a-4(a) and 14a-6(e)(1).

Response

The Company has asked us to supplementally advise the Staff that the Consent Solicitation Statement will be revised so that it states in appropriate places, including the cover page and in the Questions and Answers section, that the form of consent is included in a detachable portion to the form of letter of transmittal for the Preferred Stock Exchange Offer accompanying the Prospectus. The cover letter has also been revised accordingly.

Questions and Answers about the Consent Materials and the Consent Solicitation, page 1

Q: Can I change or revoke my Consent?, page 3

29.	Please discuss if and how holders that have tendered shares of Preferred Stock in the Exchange Offer may change or revoke their Tendering Consent in connection with or subsequent to a valid withdrawal of their tender of shares of Preferred Stock.

Response

The Company has asked us to supplementally advise the Staff that the Section captioned “Questions and Answers about the Consent Materials and the Consent Solicitation—Q: Can I change or revoke my Consent?” in the Consent Solicitation Statement will be revised to move the third paragraph up to the beginning of the response and have it read:

If you have tendered shares of Preferred Stock in the Exchange Offer and we have not yet accepted your shares of Preferred Stock, you may revoke your Tendering Consent by withdrawing any shares of Preferred Stock that you tendered in the Exchange Offer on or prior to the expiration of the Exchange Offer. A withdrawal of your shares of Preferred Stock will automatically revoke any Consent that you

Mr. Justin T. Dobbie

Securities and Exchange Commission

June 26, 2009

delivered with respect to those withdrawn shares of Preferred Stock. If you have tendered shares of Preferred Stock in the Exchange Offer and we accept your shares of Preferred Stock, your Tendering Consent will become irrevocable, and you will be unable to change or revoke your Tendering Consent on and after the expiration date of the Exchange Offer.

Information on Granting Consents, page 5

30.	Please tell us, with a view towards revised disclosure, if the written consent of the holder of the Series C Preferred Stock is required to approve the Senior Preferred Stock Issuance.

Response

The Company has asked us to supplementally advise the Staff that the consent of the holder of the Series C Preferred Stock would be required to approve the Senior Preferred Stock Issuance if the Series C Preferred Stock Issuance involves the issuance, through exchange or another similar transaction, of Senior Preferred Stock to the U.S. Treasury in place of the Series C Preferred Stock currently held by the U.S. Treasury. The consent of the holder of the Series C Preferred Stock would not be required to approve the Senior Preferred Stock Issuance if the Series C Preferred Stock Issuance involves the redesignation of the Series C Preferred Stock as Senior Preferred Stock. The final form of transaction has not been determined. Additional disclosure will be added under “Information on Granting Consents” to cross-reference the section captioned “Approval of Senior Preferred Stock Issuance—Background and Reasons for the Senior Preferred Stock Issuance”, where the Senior Preferred Stock Issuance is discussed in more detail.

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Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 212-558-4312.

Sincerely,

/s/ Robert W. Downes
Robert W. Downes Sullivan & Cromwell LLP

cc:	Jorge A. Junquera
(Popular, Inc.)

Ignacio Alvarez
Eduardo J. Arias
(Pietrantoni Méndez & Alvarez LLP)

Edward F. Petrosky
Samir A. Gandhi
Edward Ricchiuto
(Sidley Austin LLP)

Donald J. Toumey
(Sullivan & Cromwell LLP)

Matt McNair
(SEC, Division of Corporation Finance)